FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2004

Commission File Number: 000-28508

Flamel Technologies S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

     Indicate by check mark whether registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Flamel Technologies’ Notice of an Ordinary and Extraordinary General Meeting of Shareholders on June 22, 2004

99.2	Flamel Technologies’ Draft Resolutions Submitted to the Ordinary and Extraordinary General Shareholders’ Meeting to be held on June 22, 2004

99.3	Flamel Technologies’ Management Report Prepared by the Board of Directors and Presented to the Annual Ordinary Shareholders’ Meeting to be held on June 22, 2004

99.4	Flamel Technologies’ Chairman’s Report on the Internal Control Procedures Implemented by the Company, Presented to the Ordinary General Shareholders’ Meeting to be Held on June 22, 2004

99.5	Flamel Technologies’ Board Report to be Submitted to the Extraordinary Shareholders’ Meeting to be Held on June 22, 2004

99.6	Flamel Technologies’ Special Report on Stock Options

99.7	Flamel Technologies S.A. Five Year Summary Financial Information

99.8	Flamel Technologies’ Form of Proxy

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.

Dated: June 16, 2004	By:	/s/ Stephen H. Willard

Stephen H. Willard
Executive Vice President,
Chief Financial Officer and General
Counsel